UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COMMON STOCK, $0.0001 PAR VALUE

To be applied

CUSIP NUMBER

William Tay

2000 Hamilton Street, #943

Philadelphia, PA 19130

Telephone/Fax: (215) 405-8018

E-mail: william.tay@hotmail.com

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 19, 2013

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The reason for filing this amendment is to file the Exhibit listed under Item 7 that was not filed with the original filing.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

U.S.

Number	(7)	Sole Voting Power
of Shares		0
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Attn: Mr. William Drury, President and Director

Kronos Ventures Corp.

297 President Street

Brooklyn, NY 11231

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay

(b)	Address: 2000 Hamilton Street, #943
Philadelphia, PA 19130

(c)	Business consultant and private investor.

(d)	None.

(e)	None.

(f)	Citizenship: U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 19, 2013, William Tay (the “Reporting Person”) sold 2,197,300 shares of Kronos Ventures Corp. (the “Issuer”) in a private transaction to Gain Delight Trading Ltd. and received the sum of $3,500. After the sale, Mr. Tay owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The sale of shares by the Reporting Person was for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of September 19, 2013, Reporting Person does not own any shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Share Purchase Agreement, dated September 11, 2013, between William Tay and Gain Delight Trading Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: September 19, 2013

	By:	/s/ William Tay
William Tay